EXHIBIT 99.1

News Release

For Immediate Release	Date: June 2, 2025
25-15-TR

Teck Provides Update on Chile Operations Maintenance

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today a mechanical issue at its Carmen de Andacollo (CdA) Operations in Chile requiring a maintenance shutdown of the SAG mill.

We estimate that production will be interrupted for approximately one month for repairs. CdA will mitigate the effect of the interruption by rescheduling other planned plant maintenance to coincide with the mill downtime. We do not expect a material production impact from the downtime, and our previously disclosed guidance for 2025 total annual copper production and 2025 annual copper production for CdA remains unchanged.

Teck also announced an unrelated temporary outage of the shiploader at the Quebrada Blanca (QB) port facility in Northern Chile. Our preliminary estimate is that repairs to the shiploader will take approximately one month. Operations at the QB mine and plant continue as normal and the operation has capacity to ship via alternative ports. As a result, we do not expect a material sales impact from the outage and previously disclosed guidance for 2025 annual copper production for QB remains unchanged.

Forward-Looking Statements
This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements and information can be identified by statements that certain actions, events or results “may”, “estimate”, “could”, “take”, “advantage”, “should”, “expect”, “would”, “might” or “will” be taken, occur or achieved. Forward-looking statements include statements regarding Teck’s expectations regarding the length of the production suspension at CdA, the length of the outage of the QB port facility, the resulting impacts on Teck’s 2025 annual copper production, sales and cost guidance, the resulting impacts on CdA’s 2025 annual copper production and cost guidance, the ability of CdA to mitigate the interruption by rescheduling other planned plant maintenance or otherwise, and the availability of alternative shipping capacity for QB.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, availability of required repair and maintenance equipment, and personnel and other matters.

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Factors that may cause actual results to vary include, but are not limited to, Teck’s ability to complete the repairs as currently contemplated and on the timeline currently contemplated, unforeseen technical issues, unplanned delays in repairs, including due to weather, unavailability of labour, delays in receiving materials and supplies, natural disaster, changes in general economic conditions, availability of alternative shipping capacity, and other risk factors impacting Teck’s business as detailed in Teck’s annual information form and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document, except as may be required under applicable securities laws.

About Teck
Teck is a leading Canadian resource company focused on responsibly providing metals essential to economic development and the energy transition. Teck has a portfolio of world-class copper and zinc operations across North and South America and an industry-leading copper growth pipeline. We are focused on creating value by advancing responsible growth and ensuring resilience built on a foundation of stakeholder trust. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Emma Chapman

Vice President, Investor Relations

+44.207.509.6576

emma.chapman@teck.com

Media Contact:

Dale Steeves

Director, External Communications

236.987.7405

dale.steeves@teck.com

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